EXHIBIT 99.1
                                                                    ------------

                          OFFICE OF THRIFT SUPERVISION
                             WASHINGTON, D.C. 20552

                                    FORM 10-Q


(Mark One)
[x]      QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934

         For the quarterly period ended June 30, 1996.

                                       OR

[ ]      TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934


                Office of Thrift Supervision Docket Number: 5273

                           CARVER FEDERAL SAVINGS BANK

             (Exact name of registrant as specified in its charter)


       UNITED STATES                                           13-1592005
       -------------                                           ----------
(State or other jurisdiction of                              (I.R.S. Employer
 incorporation or organization)                           Identification No.)


75 WEST 125TH STREET, NEW YORK, NEW YORK                           10027
- ----------------------------------------                           -----
(Address of principal executive offices)                         (Zip Code)


       Registrant's telephone number, including area code: (212) 876-4747

         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such
filing requirements for the past ninety days. Yes  X   No
                                                  ----    ----

         As of August 13, 1996, 2,314,375 shares of the registrant's common stock were issued and outstanding.

Page 1 of 12  Pages

                                    CONTENTS

                                                                                                               PAGE

PART I.  FINANCIAL INFORMATION

         Item 1.    Financial Statements

                    Consolidated Statements of Financial Condition as of
                        June 30, and March 31, 1996 (unaudited)...................................................3
                    Consolidated Statements of Income for the Three
                    Months Ended June 30, 1996 and 1995 (unaudited)...............................................4
                    Consolidated Statements of Cash Flows for the Three Months
                    Ended June 30, 1996 and 1995 (unaudited)......................................................5
                    Notes to Consolidated Financial Statements (unaudited)........................................6

         Item 2.    Management's Discussion and Analysis of Financial
                        Condition and Results of Operations.......................................................7



PART II.  OTHER INFORMATION


         Item 1.    Legal Proceedings............................................................................10

         Item 2.    Changes in Securities........................................................................11

         Item 3.    Defaults upon Senior Securities..............................................................11

         Item 4.    Submission of Matters to a Vote of Security Holders..........................................11

         Item 5.    Other Information............................................................................11

         Item 6.    Exhibits and Reports on Form 8-K.............................................................11



SIGNATURES

                                       CARVER FEDERAL SAVINGS BANK AND SUBSIDIARIES
                                      CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                                                        (UNAUDITED)

                                                                          AS OF                              AS OF
                                                                        JUNE 30,                           MARCH 31,
ASSETS                                                                    1996                               1996
- ------                                                          ------------------------         -----------------------

Cash and amounts due from depository institutions............               $5,063,393                     $3,225,950

Federal funds sold...........................................                1,400,000                      6,800,000
                                                                             ---------                      ---------

    Total cash and cash equivalents..........................                6,463,393                     10,025,950

Securities available for sale................................              117,051,325                    114,328,245

Investment securities held to maturity, net
   (estimated fair values of $8,650 ,000 and $8,814,000 at
   June 30, 1996 and March 31, 1996).........................                8,811,851                      8,937,075

Mortgage-backed securities held to maturity, net
(estimated fair values of $123,849,000 and $129,813,000 at
   June 30, 1996 and March 31, 1996).........................              125,136,847                    131,105,405

Loans receivable, net........................................               84,221,117                     82,608,065

Real estate owned, net.......................................                  118,525                        314,261

Property and equipment, net..................................               10,435,352                      9,956,981

Federal Home Loan Bank of New York stock, at cost............                3,120,000                      3,120,000

Accrued interest receivable, net.............................                2,613,321                      2,688,199

Excess of cost over net assets acquired, net.................                1,615,814                      1,669,082

Other assets.................................................                2,781,328                      2,904,078
                                                                             ---------                      ---------

    Total assets.............................................             $362,368,873                   $367,657,341
                                                                          ============                   ============

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:

  Deposits...................................................             $261,494,469                   $256,951,883

  Securities sold under agreement to repurchase..............               37,000,000                     47,000,000

  Advances from Federal Home Loan Bank of New York...........               25,400,000                     25,400,000

  Other borrowed money.......................................                1,502,589                      1,548,122

  Advance payments by borrowers for taxes and insurance......                  483,055                        483,055

  Other liabilities..........................................                1,614,063                      1,509,500
                                                                             ---------                      ---------

     Total liabilities.......................................              327,494,176                    332,892,560
                                                                           -----------                    -----------

Stockholders' Equity:

  Preferred stock, $0.01 par value per share;
    1,000,000 shares authorized; none issued.................                       --                             --

  Common stock, $0.01 par value per share; 5,000,000 shares
    authorized; 2,314,375 shares issued and outstanding......                   23,144                         23,144

  Additional paid-in capital.................................               21,427,513                     21,436,235

  Retained earnings-substantially restricted.................               16,362,213                     16,098,728

  Common stock acquired by Employee Stock Ownership Plan.....              (1,502,589)                    (1,548,122)

  Unrealized (loss) net, on securities available for sale,...              (1,435,584)                    (1,245,204)
                                                                          -------------                   -----------

    Total stockholders' equity...............................               34,874,697                     34,764,781
                                                                            ----------                     ----------

          Total liabilities and stockholders' equity.........             $362,368,873               $    367,657,341
                                                                          ============               ================


                                 See Notes to Consolidated Financial Statements.

                                      CARVER FEDERAL SAVINGS BANK AND SUBSIDIARIES
                                            CONSOLIDATED STATEMENTS OF INCOME
                                                       (UNAUDITED)



                                                                                 THREE MONTHS ENDED
                                                                                      JUNE 30,

                                                                            1996                                1995
                                                                            ----                                ----

Interest income:

  Loans receivable...................................                     $ 1,716,869                          $  1,021,798

  Mortgage-backed securities.........................                       2,738,163                             3,189,052

  Debt and equity securities.........................                       1,169,619                             1,477,797

  Other interest-earning assets......................                         186,758                               225,478
                                                                              -------                               -------

     Total interest income...........................                       5,811,409                             5,914,125
                                                                            ---------                             ---------

Interest expense:
  Deposits...........................................                       2,073,300                             2,053,091

  Advances and other borrowed money..................                       1,058,926                             1,403,994
                                                                            ---------                             ---------

    Total interest expense...........................                       3,132,226                             3,457,085
                                                                            ---------                             ---------

Net interest income..................................                       2,679,183                             2,457,040

(Recovery of) provision for loan losses                                        51,862                              (19,108)
                                                                               ------                              --------

Net interest income after (recovery of)
  provision for loan losses..........................                       2,627,321                             2,476,148
                                                                            ---------                             ---------

Non-interest income:
  Loan fees and service charges                                                38,419                                22,778

  Other..............................................                         289,648                               108,140
                                                                              -------                               -------

      Total non-interest income                                               328,067                               130,918
                                                                              -------                               -------

Non-interest expenses:
  Salaries and employee benefits.....................                         967,609                               879,877

  Net occupancy expenses.............................                         309,388                               226,465

  Equipment..........................................                         252,797                               162,088

  Loss on foreclosed real estate                                                6,050                                   886

  Advertising........................................                          45,172                                73,216

  Federal deposit insurance premium                                           144,649                               187,432

  Amortization of intangibles........................                          53,268                                60,479

  Legal expenses                                                               55,000                                86,000

  Bank charges.......................................                          77,130                                77,158

  Security service                                                             73,862                                49,670

  Other..............................................                         478,843                               340,639
                                                                              -------                               -------

      Total non-interest expenses                                           2,463,768                             2,143,910
                                                                            ---------                             ---------

Income before income taxes                                                    491,620                               463,156

Income taxes.........................................                         228,136                               197,415
                                                                              -------                               -------

Net income...........................................                        $263,484                              $265,741
                                                                             ========                              ========

Net income per common share                                               $     0. 12                           $      0.12
                                                                          ===========                           ===========

Weighted average number of common shares
  outstanding........................................                     $ 2,162,598                           $ 2,142,918
                                                                          ===========                           ===========



                                 See Notes to Consolidated Financial Statements.

                                    CARVER FEDERAL SAVINGS BANK AND SUBSIDIARIES
                                        CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                     (UNAUDITED)

                                                                                                Three Months Ended
                                                                                                     JUNE 30,
                                                                                                 ------------------

                                                                                                1996                    1995
                                                                                                ----                    ----

Cash flows from operating activities:
Net income.....................................................................             $     263,484        $     265,741

Adjustments to reconcile net income to net cash provided by operating activities:
  Depreciation and amortization of premises and equipment......................                   155,351               58,348

  Amortization of intangibles..................................................                    53,268               60,479

  Other amortization and accretion, net........................................                   130,211              176,491

  Provision for (recovery of) loan losses......................................                    51,862             (19,108)

  Deferred income taxes                                                                          (96,678)              144,295

  Allocation of ESOP...........................................................                    36,812               34,530

Changes in:
  Accrued interest receivable, net.............................................                    74,878              117,091

  Refundable income taxes                                                                       (106,930)             (15,247)

  Other assets.................................................................                   122,748              195,877

  Other liabilities                                                                               466,599              204,060
                                                                                                  -------              -------

    Net cash provided by operating activities..................................                 1,151,605            1,222,557
                                                                                                ---------            ---------

Cash flows from investing activities:
  Purchase of securities available for sale....................................               (8,500,000)                   --

  Principal repayments on securities available for sale                                         1,736,689              349,190

  Proceeds from sale of securities available for sale..........................                 3,649,399                   --

  Gain on sale of securities available for sale................................                    56,635                   --

  Purchase of investment securities held to maturity...........................                  (50,000)                   --

  Proceeds from maturities and calls of investment
    securities held to maturity................................................                   174,100                   --

  Purchase of mortgage-backed securities held to maturity                                              --                   --

  Principal repayment on mortgage-backed securities
    held to maturity...........................................................                 5,861,794            4,530,640

  Net change in loans receivable...............................................               (1,701,846)              271,137

  Proceeds from sale of real estate owned                                                         164,500                   --

  Loss on  sale of real estate owned...........................................                    31,236                   --

  Additions to premises and equipment                                                           (633,722)                   --
                                                                                                ---------                  ---

     Net cash (used in) provided by investing activities.......................                   788,785            3,926,135
                                                                                                  -------            ---------

Cash flows from financing activities:
  Net increase (decrease) in deposits..........................................                 4,542,586            5,237,561

   Advances from Federal Home Loan Bank of New York............................                10,000,000                   --

  Repayment of advances from Federal Home Loan Bank
     of New York                                                                             (20,000,000)          (8,000,000)

  Repayment of other borrowed money............................................                  (45,533)                   --

   Net increase (decrease) in advance payments by borrowers
    for taxes and insurance....................................................                        --               14,691
                                                                                                       --               ------

   Net cash provided by (used in) financing activities                                        (5,502,947)            2,747,748
                                                                                              -----------            ---------

Net increase (decrease) in cash and cash equivalents...........................               (3,562,557)            2,400,944

Cash and cash equivalents -- beginning.........................................                10,025,950           11,817,805
                                                                                               ----------           ----------

Cash and cash equivalents -- ending............................................                $6,463,393          $14,218,749
                                                                                               ==========          ===========

Supplemental disclosure of non-cash activities: Unrealized loss on securities available for sale:
    Unrealized loss............................................................                  $348,808             $261,325

    Deferred income taxes......................................................                  (158,428)            (122,823)
                                                                                                 ---------            ---------
                                                                                                 $190,380             $138,502
                                                                                                 ========             ========

  Loans receivable transferred to real estate owned............................                    $   --              $11,869
                                                                                                   ======              =======

Supplemental disclosure of cash flow information: Cash paid for:
    Interest...................................................................                $3,098,514           $3,453,607
                                                                                               ==========           ==========

    Federal, state and city income taxes                                                           $   --              $68,367
                                                                                                   ======              =======



                                 See Notes to Consolidated Financial Statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(1)      BASIS OF PRESENTATION

         The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X., promulgated by the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by GAAP for complete consolidated financial statements. In the opinion of management, all adjustments (consisting of only normal recurring adjustments) necessary for fair presentation have been included. The consolidated results of operations and other data for the three month period ended June 30, 1996 are not necessarily indicative of results that may be expected for the entire fiscal year ending March 31, 1997. The unaudited consolidated financial statements include the accounts of the Bank and its wholly owned subsidiaries, C.F.S.B. Realty Corp. and C.F.S.B. Credit Corp. All significant intercompany accounts and transactions have been eliminated in consolidation.

(2)      STOCK CONVERSION

         On August 31, 1993, the Board of Directors of the Bank initially approved a plan to convert the Bank from a federally chartered mutual savings bank to a federally chartered stock savings bank which was substantially revised and adopted as a new plan of conversion effective June 21, 1994. The plan of conversion ("Plan") was approved by the OTS in August 1994 and by the Bank's members in October 1994. The Bank completed its stock offering simultaneously with its mutual to stock conversion on October 24, 1994 and issued 2,314,375 shares of common stock at $10.00 per share.

(3)      EARNINGS PER SHARE CALCULATION

         Net income per share for the three months ended June 30, 1995 and 1996 are calculated based on weighted average number of shares outstanding during the period.

(4)      CONTINGENCIES

                  On February 6, 1995, the New York State Banking Department (the "Department") took possession of Nationar Trust Company ("Nationar"), a trust company owned by sixty-seven New York savings banks. The Department will manage the business of Nationar until a suitable buyer is found. As of February 6, 1995, Carver had invested $1,366,000 in federal funds and $600,000 in certificate of deposits, or a total of $1,966,000, with Nationar. This $1,966,000 investment has been reclassified, net of a $256,000 allowance for estimated losses, to other assets on Carver's statement of financial condition. At a hearing on April 10, 1996, pursuant to the recommendation of the Superintendent of Banks of the State of New York Banking Department (the "Superintendent"), the judge in the instant case entered an order directing the return of the $600,000 in certificates of deposits that had been deposited with Nationar. The Bank received these funds, plus interest, in early June 1996. As a result, the Bank will recover the valuation allowance of 13.0% on the $600,000 amount. Subsequently, the Bank received 40% of the $1,366,000 plus interest in July, 1996 as part of the first distribution.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

FINANCIAL CONDITION

         The Bank's total assets at June 30, 1996 decreased approximately $5.3 million, or 1.44%, to $362.4 million from $367.7 million at March 31, 1996. The decrease was primarily attributable to the decreases in the Bank's portfolio of mortgaged-backed securities held to maturity and federal fund sold offset in part by an increase in securities available for sale and an increase in loans receivable. The Bank's portfolio of mortgage-backed securities held to maturity decreased by $6.0 million, or 4.55%, to $125.1 million at June 30, 1996 from $131.1 million at March 31, 1996, reflecting the receipt of principal repayments on such securities. The Bank used these repayments, together with the increased liquidity provided by earnings, an increase in deposits and the reduction of federal funds to originate loans and repay advances from the Federal Home Loan Bank ("FHLB") of New York. Securities available for sale increased $2.7 million or 2.38% to $117.1 million at June 30, 1996 from $114.3 million at March 31, 1996. This increase in the securities available for sale was due to purchases of securities available for sale, partly offset by the principal payments and an increase in unrealized loss of $190,400. The Bank's loans receivable increased to $84.2 million at June 30, 1996 as compared to $82.6 million at March 31, 1996. The increase was due to increase in loans originations partly offset by principal payments.

         The Bank's total consolidated liabilities decreased by $5.3 million, or 1.60%, from $332.9 million at March 31, 1996 to $327.6 million at June 30, 1996 as the result of decreased borrowings in the form of securities sold under agreement to repurchase partially offset by an increase in deposits. The Bank used its excess liquidity to repay a portion of borrowings from the FHLB. The Bank's deposits increased $4.5 million, or 1.77%, to $261.5 million at June 30, 1996 from $256.9 million at March 31, 1996.

         Stockholders' equity increased by $28,321, or .08%, to $34.79 million at June 30, 1996 from $34.76 million at March 31, 1996 due to an increase in retained earnings and the allocation of shares under the Employee Stock Ownership Plan, partially offset by an increase in the unrealized loss, net, on securities available for sale. Retained earnings of the Bank at June 30, 1996 increased $181,900, or 1.13%, to $16.3 million at June 30, 1996 from $16.1 million at March 31, 1996, as a result of earnings during the three months ended June 30, 1996. Under Statement of Financial Accounting Standards ("SFAS") No. 115, unrealized losses on securities available for sale are recorded net of deferred income tax as a reduction to retained earnings. At June 30, 1996, such unrealized losses were approximately $1.4 million, an increase of $190,400, or 15.29%, as compared to $1.2 million at March 31, 1996. The increase in unrealized loss is attributable primarily to the rising interest rate environment, which has continued to reduce the value of the Bank's portfolio of securities available for sale. In accordance with SFAS No. 115, such losses will not be reflected as a charge to earnings until the underlying securities are sold, and then only to the extent of the amount of loss, if any, actually realized at the time of sale.

RESULTS OF OPERATIONS

THREE MONTHS ENDED JUNE 30, 1996 AND 1995

         Net income for the three months ended June 30, 1996 declined by approximately $2,000, or .85%, to $263,000 as compared to approximately $265,000 for the three months ended June 30, 1995. The decrease in net income was due primarily to increased non-interest expenses and an increase in the provision for loan losses, which were offset in part by an increase in net interest income and non-interest income.

         Net interest income increased $222,000, or 9.04%, to $2.7 million for the three months ended June 30, 1996 as compared to $2.5 million for the three months ended June 30, 1995. The increase in net interest income is attributable to a $325,000, or 9.40%, decrease in interest expense which partly offset a $103,000, or 1.74%, decrease in interest income.

         Interest income decreased to $5.8 million for the three months ended June 30, 1996 from $5.9 million for the three months ended June 30, 1995. This decrease was primarily due to a decrease in average interest-earning assets of $4.8 million partly offset by an increase of 3 basis points in the average yield on interest-earning assets. Interest income from mortgage-backed securities decreased $451,000, or 14.14%, to $2.7 million for three months ended June 30, 1996 compared to $3.2 million for the three months ended June 30, 1995. This decrease is primarily attributable to decrease of $30.4 million in average balances partially offset by 10 basis points increase in the average yield on mortgage-backed securities. Income from debt and equity securities and other interest-earning assets decreased by $347,000, or 20.37%, to $1.36 million during the three months ended June 30, 1996 as compared to $1.70 million for the same period in 1995. Average debt and equity securities and other interest-earning assets decreased by $9.0 million while the average yield on these assets decreased by 85 basis points. Interest on loans receivable increased by $695,000, or 68.02%, to $1.72 million for the three months ended June 30, 1996 compared to $1.02 million, for the three months ended June 30, 1995. This increase is primarily attributed to an increase in average loan portfolio balances by $34.7 million, partly offset by a decrease of 18 basis points in the average yield on the loan portfolio. The increase in the average loan portfolio balances reflects management's strategy of increasing the emphasis on loan originations and the impact of loan purchases made in the later part of the 1996 fiscal year.

         Interest expense decreased to $3.1 million for the three months ended June 30, 1996 as compared to $3.5 million for the same period in 1995. Interest expense on deposits increased by $20,000 or .98% during the three months ended June 30, 1996 as compared to three months ended June 30, 1995 primarily due to an increase in the average deposit balances by $8.7million offset by a decrease of cost of funds by 8 basis points. Interest on FHLB advances and other borrowings decreased to $1.1 million for the quarter ended June 30, 1996 from $1.4 million, for the same period in 1995. The decrease is attributable to decrease in average borrowings by $7.4 million and a decrease in the average cost of borrowings by 122 basis points. The decrease in average borrowings reflects the Bank's use of excess liquidity to repay a portion of borrowings from the FHLB.

         The Bank's interest rate spread increased from 2.57% during the quarter ended June 30, 1995 to 2.95% for the quarter ended June 30, 1996 and its net interest margin increased by 30 basis points. These increases are primarily due to an increase in higher yielding mortgage loans, which partially offset the impact of a lower interest rate environment during the three months ended June 30, 1996 as compared to the prior year period. The increased spread also reflects a decrease in cost of deposits and a decrease in the cost of borrowed money as the higher cost advances matured during the lower interest rate environment. The Bank's ratio of interest-earning assets to interest-bearing liabilities decreased from 1.06x to 1.05x.

         During the three months ended June 30, 1996, the Bank provided $52,000 in loan losses compared to a $19,000 recovery for the three months ended June 30, 1995. $36,000 was for general allowance provision for loan losses and $16,000 was provided for credit card loss. In addition the Bank had net charge-offs during the three months ended June 30, 1996 of $314,000, resulting in a net decrease in the allowance for loan losses from $1.2 million at March 31, 1996 to $944,000 at June 30, 1996. The ratio of the allowance for loan loss to non-performing loans at June 30, 1996 was 38% compared to 37% at March 31, 1996.

         Non-interest income increased by $197,000, or 150.59%, to $328,000 for the three months ended June 30, 1996 as compared to $131,000 for the three months ended June 30, 1995. The increase was due primarily to a gain of $75,000 on sale of GNMA from securities available for sale portfolio and an increase in depositor service fee income which are included in other income. The increase in non-interest income also reflects $42,000 in interest income recovered in connection with the receipt of funds from the Superintendent that were previously held by Nationar.

         Non-interest expenses were $2.5 million for the three months ended June 30, 1996, an increase of $319,000 or 14.87%, from $2.14 million in the same period for the previous fiscal period. The increase principally reflects an increase of $88,000, or 9.97% in salaries and employee benefits due to increase in salary and provision for management incentive plan, an increase of $83,000, or 36.62%, in maintenance and depreciation of the new main building, as well as $91,000, or 55.96%, increase in equipments expenses reflecting increased depreciation and maintenance cost for new furniture, fixtures, computers, etc. for the new main building. Furthermore there was an increase of $138,000, or 40.57%, in other expenses, primarily due to a $28,000 fee to EDS to discontinue their contract for data processing services, a $57,000, or 6.33%, increase in other employee expenses, and a $48,000, or 5.33%, increase in employee retirement plan expense. These increases were offset in part by declines in advertising and Federal deposit insurance premium expenses.

         Income tax expense for the three months ended June 30, 1996 increased to $228,000 from $197,000 for the three months ended June 30, 1995 because of the increase in pre-tax income during the quarter. The Bank's effective tax rates were 46.41% and 42.6% for the three months ended June 30, 1996 and 1995, respectively.

LIQUIDITY AND CAPITAL RESOURCES

         The Bank's primary sources of funds are deposits and principal and interest payments on loans, mortgage-backed securities and investment securities. While maturities and scheduled amortization of loans, mortgage-backed securities and investment securities are predictable sources of funds, deposit flows and loan and mortgage-backed securities prepayments are strongly influenced by changes in general interest rates, economic conditions and competition.

         The Bank's most liquid assets are cash and cash equivalents and short-term investments including mutual funds. The levels of the Bank's cash and cash equivalents are dependent on the Bank's operating, financing, lending and investing activities during any given period. At June 30, 1996, the Bank's cash and cash equivalents totaled $6.5 million compared to $10.0 million at March 31, 1996. The decrease in cash and cash equivalents reflects primarily decline in federal fund balance and pay off of borrowing when matured.

         At June 30, 1995, the Bank exceeded all fully phased-in regulatory capital requirements. The table below presents certain information relating to the Bank's capital compliance at June 30, 1996 and March 31, 1996.


                                                    AT JUNE 30, 1996                               AT MARCH 31, 1996
                                                    ----------------                               -----------------

                                                                        % of                                        % of
                                           AMOUNT                      ASSETS                 AMOUNT               ASSETS
                                           ------                      ------                 ------               ------

                                                                      (Dollars in thousands)

Tangible Capital............           $   33,563                        9.29%            $   33,462                9.13%

Core Capital................               33,621                        9.31                 33,522                9.15

Risk Based Capital..........               33,846                       27.60                 33,801               28.06

IMPACT OF PROPOSED LEGISLATION

         During the quarter ended June 30, 1996, representatives of the federal banking agencies and other interested parties continued to work for legislative action to recapitalize the Savings Association Insurance Fund ("SAIF"), which insures the deposits of the Bank, and to resolve the disparity between the deposit insurance assessments paid by institutions insured under the SAIF and those insured under the Bank Insurance Fund ("BIF"). The various legislative proposals discussed by Congress have generally followed the features of the recapitalization legislation that are part of the Balanced Budget Act of 1995, which was vetoed by the President for reasons unrelated to the SAIF recapitalization. A continuing feature of the legislative proposals is a special one-time SAIF assessment to be paid with respect to deposits subject to SAIF assessments. Estimates of the special assessment have ranged from 80 to 90 basis points such SAIF-assessable deposits as of March 31, 1995. For the Bank, such a special assessment would range from $1.1 million at 80 basis points to $1.2 million at 90 basis points, each after taxes. Various holding companies with SAIF-insured institutions are continuing to implement plans to establish BIF-insured subsidiaries in order to facilitate the migration of deposits from its SAIF-insured subsidiaries to its BIF-insured institutions, and the federal regulators have begun to approve such BIF-insured subsidiaries. In the absence of a legislative recapitalization of the SAIF, any significant reduction in SAIF-assessable deposits could result in an increase of the SAIF assessment rates.

         At this time, the Bank cannot predict whether any legislative proposal to recapitalize the BIF-SAIF assessment disparity will be adopted, or, if so, in what form. Until such time as such legislation is adopted, it is expected that the Bank will continue to be assessed deposit insurance assessments at rates substantially in excess of those assessed comparably rated BIF-insured institutions, primarily commercial banks. Based upon the Company's June 30, 1996 assessment base, the SAIF premium paid by the Bank on an annualized basis would equal approximately $579,000. A comparably rated and sized BIF-insured institution would pay approximately $2,000 for the same deposit insurance coverage.

         Under the Section 593 of the Internal Revenue Code, thrift institutions such as the Bank, which meet certain definational tests, primarily relating to their assets and the nature of their business, are permitted to establish a tax reserve for bad debts and to make annual additions thereto, which additions may, within specified limitations, be deducted in arriving at their taxable income. The Bank's deduction with respect to "qualifying loans," which are generally loans secured by certain interests in real property, may currently be computed using an amount based on the Bank's actual loss experience (the "Experience Method"), or a percentage equal to 8% of the Bank's taxable income (the "PTI Method"), computed without regard to this deduction and with additional modifications and reduced by the amount of any permitted addition to the non-qualifying reserve. Similar deductions for additions to the Bank's bad debt reserve are permitted under the New York State Bank Franchise Tax and the New York City Banking Corporation Tax; however, for purposes of these taxes, the effective allowable percentage under the PTI method is 32% rather than 8%.

         Under the Small Business Job Protection Act of 1996 (the "1996 Act"), as passed by the House and Senate on August 2, 1996, section 593 of the Code would be amended and the Bank, for its current and future taxable years, will be permitted to use only the Experience Method of computing additions to its tax bad debt reserve. In addition, the Bank is required to recapture (i.e., take into income) over a six-year period, beginning with the Bank's current taxable year the


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



excess of the balance of its tax bad debt reserves (other than its supplemental reserve) as of March 31, 1996 over the greater of (a) the balance of such reserves as of March 31, 1988) or (b) an amount that would have been the balance of such reserves as of March 31, 1996 had the Bank always computed the additions to its reserves using the Experience Method. However, under the 1996 Act, such recapture requirements will be suspended for each of two successive taxable years beginning with the Bank's current taxable year in which the Bank originates a minimum amount of certain residential loans based upon the average of the principal amounts of such loans made by the Bank during its six taxable years preceding it current taxable year. It is anticipated that the President will sign the 1996 Act in the near future, in which case the Bank anticipates it will not incur additional tax liability. Since the Bank has already provided a deferred income tax liability for this tax, such recapture will not adversely impact the Bank's results of operations.

         The New York State tax law has been amended to prevent a similar recapture of the Bank's bad debt reserve, and to permit continued future use of the bad debt reserve methods, for purposes of determining the Bank's New York State tax liability. The Bank's officers and industry leaders continue to seek such amendments to the New York City tax law, however, the Bank cannot predict whether such changes to New York City law will be adopted and, if so, in what form.


PART II.  OTHER INFORMATION


         ITEM 1.  LEGAL PROCEEDINGS


         From time to time, Carver Federal is a party to various legal proceedings incident to its business. At June 30, 1996, except as set forth below, there were no legal proceedings to which the Bank or its subsidiaries was a party, or to which any of their property was subject, which were expected by management to result in a material loss.

         On January 2, 1996, the United States District Court for the Southern District of New York dismissed the class action encaptioned DOUGHERTY V. CARVER FEDERAL SAVINGS BANK for lack of subject matter jurisdiction. The class action complaint contained allegations of material misrepresentations and omissions of material facts in the Bank's prospectus for its initial public offering and the failure to have the appraisal of the Bank's shares prepared by an independent appraiser. By separate order on the same date, the court made its ruling applicable to GOMBERG V. CARVER FEDERAL SAVINGS BANK and UMINER V. CARVER FEDERAL SAVINGS BANK, two other class actions filed in the Southern District of New York which asserted claims essentially identical to those asserted in the Dougherty suit. The plaintiffs in DOUGHERTY V. CARVER FEDERAL SAVINGS BANK have filed notice in the United States Court of Appeals for the Second Circuit of their intent to appeal. The case(s) are now pending appeal in the United State Court of appeal for the Second Circuit.

         On September 19, 1995, Carver filed an action for declaratory judgment, for damages for breach of contract, and for breach of a contractual trust, against Nationar and the Superintendent, in the Supreme Court of New York State, County of New York. When the Superintendent sold Carver's ESOP loan to a third party purchaser, it did not transfer Carver's $1,966,000 in collateral along with the loan. The $1,966,000 in collateral consisted of two separate sums in the amounts of $1,366,000 and $600,000. The purpose of the lawsuit was to secure the return of the entire $1,966,000 in collateral rather than a portion of it
 .The Bank believes that it has adequate reserves at 13.0% of the claims, against possible loss on these claims.

         By order entered April 10, 1996, on the recommendations of the Superintendent, the Court directed the return of the $600,000 in collateral. The Bank received these funds, plus interest, in early June 1996. As a result, the Bank will recover the valuation allowance of 13.0% on the $600,000 amount. Since the Bank expects that it will receive 90% of the $1,366,000 amount as a general creditor, the lawsuit has been discontinued. Subsequently, the Bank received 40% of the $1,366,000 plus interest in July, 1996 as part of first distribution.

ITEM 2.  CHANGES IN SECURITIES

         None

ITEM 3.  DEFAULTS UPON SENIOR SECURITIES

         None

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

         Incorporated by reference to Item 5 of the Bank's Current Report on Form 8-K dated July 29, 1996. Filed on August 7, 1996.

ITEM 5.  OTHER INFORMATION

         None

ITEM 6.  EXHIBITS AND REPORTS ON FORM 8-K

         (a)      Exhibit 11 - Computation of Earnings Per Share
                  Exhibit 99 - Current Report on Form 8-K dated July 29, 1996 filed on August 7, 1996

         (b)      Reports on Form 8-K

         Current Report on Form 8-K dated July 29, 1996, filed on August 7, 1996

                                   SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  August 13, 1996              CARVER FEDERAL SAVINGS BANK


                                    /s/ Thomas L. Clark, Jr.
                                    ------------------------
                                    Thomas L. Clark, Jr.
                                    President and Chief Executive Officer
                                    (Duly Authorized Representative)




Date:  August 13, 1996              /s/ Biswarup Mukherjee
                                    -------------------------
                                    Biswarup Mukherjee
                                    Executive Vice President and
                                    Chief Financial Officer
                                    (Principal Financial and Accounting Officer)



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